SIDLEY AUSTIN LLP	BEIJING	NEW YORK
ONE SOUTH DEARBORN STREET	BRUSSELS	PALO ALTO
CHICAGO, IL 60603	CHICAGO	SAN FRANCISCO
(312) 853 7000	DALLAS	SHANGHAI
(312) 853 7036 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
	HONG KONG	TOKYO
	LONDON	WASHINGTON, D.C.
LOS ANGELES

FOUNDED 1866

October 22, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Joseph McCann

Re:	Thermon Industries, Inc. and Additional Registrants

Registration Statement on Form S-4 (File No. 333-168915)

Ladies and Gentlemen:

On behalf of Thermon Industries, Inc. and the additional registrants (collectively, “Thermon”) set forth in the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 on September 29, 2010 (as amended, the “Registration Statement”), we transmit herewith Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated October 14, 2010 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with your comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) copies of Amendment No. 2, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

October 22, 2010

Certain Risk Factors. page 5

1.	We note from your revisions in response to prior comment 4 that your summary now includes separately captioned, explained paragraphs that describe your strengths and strategies, while merely including a one-sentence summary of only “certain” risks you face. If it is appropriate to include this level of detail regarding your strengths and strategies in your summary, it should be balanced with equally prominent disclosure regarding the most significant risks and challenges you face. Please revise substantially.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 4, 5 and 6 of Amendment No. 2.

Summary Historical Condensed Consolidated Financial Data, page 17

2.	We note your response to prior comment 26. Please revise your filing to explain how the transaction expense adjustment meets the requirements of Item 10(e)(1)(ii)(b) of Regulation S-K considering that you arc eliminating transaction expenses in every year presented and the three months ended June 30, 2010. In your discussion clearly explain why you consider the adjustment to be non-recurring, infrequent or unusual considering that there was a similar charge within the prior two years.

Thermon notes the Staff’s comment. Thermon has revised its disclosure to make clear that the transaction expense adjustment consists of financial and legal advisory fees and expenses, financing fees and accounting fees incurred in connection with the consideration or consummation of change of control transactions involving Thermon on four separate occasions. Please see page 20 of Amendment No. 2. In addition to the Audax Transaction and the CHS Acquisition, as noted on page 20, sale processes involving Thermon were initiated, and subsequently abandoned, by our founder and his family for a period in Fiscal 2007 and by Audax in Fiscal 2009.

Thermon considers the fact that four separate sale processes were initiated over the last four fiscal years to be unusual, limited to the particular facts and circumstances at the relevant times and highly unlikely to recur. No transaction expenses related to the Audax Transaction or the two aforementioned failed sale processes will be incurred in future periods and, aside from expenses related to the exchange offer that is the subject of this Registration Statement, Thermon does not anticipate any transaction expenses in future periods related to the CHS Acquisition. In addition, Thermon believes that any change of control transaction, potential or realized, is an inherently unusual corporate event, and one that is limited to a distinct period of time. For the foregoing reasons, and for the

Securities and Exchange Commission

October 22, 2010

reasons stated in Thermon’s letter to the Staff dated September 29, 2010, Thermon believes that it is appropriate to exclude all such transaction expenses from Adjusted EBITDA.

MRO/EU revenue, page 27

3.	We note your response to prior comment 10. Currently, your disclosure indicates there is a material risk that the amount of each revenue type mentioned may not be accurate and should not be unduly relied upon, contrary to your response that exceptions to the $1,000,000 threshold are “few in number and insignificant overall.” Please reconcile.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 27 of Amendment No. 2.

Selected Historical Consolidated Financial Data, page 53

4.	We note your response to prior comment 17. Please revise to include a reconciliation of the non-GAAP combined pre-predecessor and predecessor period and the combined predecessor and successor period to the historical financial statements in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 55 and 56 of Amendment No. 2.

Revenues, page 62

5.	We note your response to prior comment 20. In addition to the statements you added about how revenues generally change or remain the same for large projects or maintenance orders, please revise to provide specific, concrete disclosure regarding how the factors you mention impacted your revenues. For example, it is unclear whether the “large Canadian project” was in a period of “accelerating revenue.” It is similarly unclear what impact, if any, orders for maintenance and repair had on your revenues and the amount of “Greenfield” revenue you received in each period. Additionally, with a view toward disclosure, please tell us why you have removed each of the offsetting factors in this amendment, including the “refinery modernizations and upgrades” that are referenced in prior comment 20.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 62, 63 and 64 of Amendment No. 2.

Securities and Exchange Commission

October 22, 2010

Gross Profit, page 62

6.	Your revisions added in response to prior comment 21 appear to describe in general terms what types of products have higher or lower margins, not whether or how those products comprised the “product mix” that impacted gross margin. Therefore, we reissue the comment.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 62, 63 and 64 of Amendment No. 2.

Contractual Obligations, page 66

7.	Regarding your response to prior comment:

•	Please tell us which provision of the management services agreement permits CHS and the Equity Sponsors the authority to adjust the amount of the management fee; and

Thermon notes the Staff’s comment. Section 3(b) of the management services agreement permits the adjustment of the management fee if the Equity Sponsors contribute additional capital to Thermon in exchange for any debt or equity securities.

•

Please note that such comment was not limited only to “tabular presentation” of the management fees, as implied by your response. Please expand your response or revise your narrative disclosure accordingly.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 65 and 66 of Amendment No. 2.

Directors, page 86

8.	We reissue the first sentence of prior comment 30 given that it appears you have not disclosed the period or periods during which each director mentioned here served on the board.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 86 and 87 of Amendment No. 2.

9.	We reissue prior comment 31 because it remains unclear why your disclosure regarding Messrs. George and Simmons does not identify CHS as an affiliate.

Securities and Exchange Commission

October 22, 2010

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 86 of Amendment No. 2.

Compensation of directors, page 88

10.	With a view toward disclosure, please expand your response to prior comment 32 to address the “management fees” received by Audax, as noted on page F-25. Include in your response who served on your board during the last-completed fiscal year, the nature of their relationship with Audax and the specific nature of the services provided for the “management fees” you paid.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 88 of Amendment No. 2.

Certain Relationships ... page 100

11.	Please expand your responses to prior comments 38 and 40 to clarify how you concluded the item you cite limits the types of related parties subject to Item 404 of Regulation S-K, given that it appears the transaction to which this filing relates does not appear to involve a “surviving or acquiring company” for which officers and directors “will serve.”

Thermon notes the Staff’s comment and has revised its disclosure to include a discussion of Regulation S-K Item 404(a) transactions between Thermon and the stockholders of Thermon. Please see pages 100, 101 and 102 of Amendment No. 2.

The CHS Acquisition, page 101

12.	We note your revisions in response to prior comments 35 and 38. If the numbers in the table do not include the amounts received pursuant to the vesting of P units, please expand the last paragraph to make that clear.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 101 and 102 of Amendment No. 2.

Plan of Distribution, page 180

13.	It appears that the letter you provided in response to prior comment 50 does not include all of the representations contained in the no-action letters on which you intend to rely. Therefore, we reissue that comment.

Securities and Exchange Commission

October 22, 2010

In response to the Staff’s request, Thermon is supplementally providing under separate cover a revised letter that includes all of the representations contained in the no-action letters on which Thermon intends to rely.

Report of Independent Registered Public Accounting Firm, page F-2

14.	We note the separate audit reports of the other accountants referred to by your principal accountant provided in response to our prior comments 52 and 53. Rule 2-02 of Regulation S-X requires that the auditors’ reports state whether the audits were conducted in accordance with Generally Accepted Auditing Standards (GAAS). In Release 34- 49708, the SEC stated that references to GAAS, as they relate to issuers, “should be understood to mean the standards of the Public Company Accounting Oversight Board (PCAOB) plus any applicable rules of the Commission.” In your situation, as your principal auditor has made reference to other auditors, such other reports do relate to you as an issuer. Therefore, the other auditors’ reports must refer to the standards of the PCAOB. Please provide such revised reports in an amended filing.

Thermon notes the Staff’s comment. As discussed with the Staff by telephone conversation on October 19, 2010, Thermon is in the process of seeking exemptive relief from the Commission from the requirement that the separate reports of the auditors of Thermon’s Australian, Chinese and Indian subsidiaries state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Thermon has requested such exemptive relief by letter dated October 21, 2010 to the Office of the Chief Accountant of the Division of Corporation Finance of the Commission. With respect to the audit report for the Canadian subsidiary, Thermon confirms to the Staff that it will include a revised audit report that refers to PCAOB auditing standards in a subsequent pre-effective amendment filing to the Registration Statement.

15.	As a related matter, we note that the separate audit reports of your Australian, Indian and Canadian subsidiaries are for the period ended March 31, 2010 and the Chinese subsidiary is for the periods ended March 31, 2010 and 2009. Please tell us why the audit reports of your other accountants are not for the periods referred to by your principal auditor, Ernst & Young, in its audit opinion dated June 28, 2010. Additionally, please explain to us how this presentation complies with Rule 2-05 of Regulation S-X.

Thermon notes the Staff’s comment and confirms to the Staff that it will include audit reports for Thermon’s Australian, Indian and Canadian subsidiaries for the periods referenced in Ernst & Young LLP’s audit opinion dated June 28, 2010 in a subsequent pre-effective amendment filing to the Registration Statement.

Securities and Exchange Commission

October 22, 2010

16.	Additionally, please tell us how your principal auditor, Ernst & Young, was able to rely on the audit opinion of B.L. Ajmera & Co for your Indian subsidiary considering that the Indian audit opinion is dated August 12, 2010, which is after the date of Ernst & Young’s opinion of June 28, 2010.

On June 27, 2010, the auditors of Thermon’s Indian subsidiary, B. L. Ajmera & Co. (“Ajmera”), delivered to Ernst & Young LLP (“E&Y”) the audited financial statements of Thermon’s Indian subsidiary, along with a letter acknowledging that E&Y would refer to Ajmera in E&Y’s audit report. It is Thermon’s understanding that a delay in completing certain formalities and protocols, including having to obtain signatures from directors of the Indian subsidiary, led to Ajmera’s report not being finalized until August 12, 2010. Notwithstanding the delay in finalizing the report, Ajmera’s audit of the Indian subsidiary was complete and the financial statements were in final form when they were furnished to E&Y on June 27, 2010. Thermon confirms to the Staff that it has compared the financial statements that were delivered to and relied on by E&Y on June 27, 2010 to the formalized final audited financial statements of the Indian subsidiary dated August 12, 2010 and have found them to be identical.

Note 1 - Organization and Summary of Significant Accounting Policies, page F-15

17.	We note your revisions and response to prior comment 55. Please revise your disclosures to clarify that Thermon is taking full responsibility for valuing the acquired assets.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page F-15 of Amendment No. 2.

Note 16 - Guarantor Consolidation, page F-34

18.	We note your response to prior comment 60. Please revise to include the condensed statement of operations and condensed statement of cash flows for the pre-predecessor period of April 1, 2007 through August 29, 2007 in accordance with Rule 3-10(d) of Regulation S-X.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages F-38 and F-46 of Amendment No. 2.

Securities and Exchange Commission

October 22, 2010

19.	As a related matter, if you believe the presentation of the condensed consolidating guarantor information for the pre-predecessor period would render the investor unable to make a meaningful comparison, please revise your disclosures to include a discussion of the significant differences between the pre-predecessor and subsequent periods.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages F-38 and F-46 of Amendment No. 2.

Exhibits

20.	We note from your response to prior comment 64 that you have redacted portions from Schedule 3.21 to Exhibit 10.1 pursuant to Rule 83. Given that the information you have redacted appears to relate to information in a document filed under the Securities Act, the reference to Rule 83 is unclear. See Rule 406 of Regulation C. Please expand your response accordingly.

Thermon notes the Staff’s comment. With respect to the portions that have been redacted from Schedule 3.21 of Exhibit 10.1, Thermon refers the Staff to the letter of even date herewith addressed to the Commission from Sidley Austin LLP on behalf of Thermon and transmitted under separate cover. As noted in such letter, Thermon requests that the redacted portions of Schedule 3.21 be afforded confidential treatment pursuant to Rule 406 of Regulation C.

21.	We will continue to evaluate your response to prior comments 65, 66 and 69 after you file the revised opinions mentioned in your response.

Thermon confirms to the Staff that it will revise Exhibits 5.1, 5.2, 5.3 and 99.2 in response to the Staff’s prior comments 65, 66 and 69 and re-file said Exhibits prior to requesting effectiveness.

Securities and Exchange Commission

October 22, 2010

If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (312) 853-2076.

Very truly yours,

/s/ Kevin F. Blatchford

Kevin F. Blatchford

cc:     Rodney Bingham, Thermon Industries, Inc.